July 28, 2014	QTRRF: OTCQX International
QTA: TSX VENTURE
NR-12-14

QUATERRA AMENDS TERMS OF SHARE PURCHASE WARRANTS

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) announces that it has received the written consent of all Warrant holders to amend the terms of outstanding Warrants and has accordingly amended the exercise price of 6,541,571 share purchase warrants (the “Warrants”) from US$0.53 to US$0.16.

The expiration date of the Warrants will remain December 28, 2014, subject to an accelerated exercise period provision which will provide that, if the closing price of the Company’s shares is US$0.215 or higher for 10 consecutive trading days (the “Premium Trading Days”), Warrant holders will have 30 calendar days, commencing seven calendar days after the last Premium Trading Day, to exercise the Warrants. The Warrants will automatically expire if the Warrant holders do not exercise them within this 30 day period.

The private placement consisted of Units of common shares and share purchase warrants sold to 12 subscribers, primarily institutional, at a price of US$0.35 per unit. The term of the Warrants expire on December 28, 2014, and their original exercise price of US$0.53 makes it unlikely that they will be exercised. In these circumstances and in accordance with the policies of the TSX-V Exchange, the Company has agreed with all warrant holders to reduce the strike price subject to an acceleration provision as an incentive to the Subscribers to provide funds to the Company for corporate purposes by way of Warrant exercise without increasing the Company’s current fully diluted share position.

On behalf of the Board of Directors,

Scott B. Hean,
Chief Financial Officer
Quaterra Resources Inc.
1-604-641-2747
info@quaterra.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.